SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

Conmed Healthcare Management, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

20741M103
(CUSIP Number)

September 3, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 20741M103	Page 2 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) The Pinnacle Fund, L.P., a Texas limited partnership 75-2512784
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,195,672 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,195,672 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,195,672 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES		☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G
CUSIP NO. 20741M103	Page 3 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Barry M. Kitt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,195,672 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,195,672 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,195,672 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES		☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G
CUSIP NO. 20741M103	Page 4 of 7

Item 1(a).	Name of Issuer:

Conmed Healthcare Management, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7250 Parkway Dr., Suite 400 Hanover, MD 21076

Items 2(a),	Name of Persons Filing, Address of Principal Business Office and
(b) and (c).	Citizenship:

This Amendment No. 1 to Schedule 13G is being filed on behalf of The Pinnacle Fund, L.P. and Barry M. Kitt, as joint filers (collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 1 to Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is 4965 Preston Park Blvd., Suite 240, Plano, TX 75093. For citizenship, see Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:
Common Stock, $0.0001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

20741M103

Item 3.	Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

1,195,672 shares of Common Stock *

SCHEDULE 13G
CUSIP NO. 20741M103	Page 5 of 7

	(b)	Percent of class:

Based on 12,024,222 shares of Common Stock of the Issuer outstanding as of June 30, 2008, and 4,672 shares of Common Stock issuable upon the exercise of warrants held by the Reporting Persons, the Reporting Persons hold approximately 9.9%* of the Common Stock of the Issuer.

	(c)	Number of shares to which such person has:

		(i)	Sole power to vote or direct the vote: 1,195,672 shares of Common Stock *

		(ii)	Shared power to vote or direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 1,195,672 shares of Common Stock *

		(iv)	Shared power to dispose of or direct the disposition of: 0

*The Reporting Persons beneficially own an aggregate of 1,195,672 shares of Common Stock.  The shares of Common Stock reported in this Amendment No. 1 to Schedule 13G does not include 495,328 shares of Common Stock issuable upon the exercise of warrants held by the Reporting Persons.  Such warrants held by the Reporting Persons are subject to conversion caps that preclude the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) in excess of 9.9% of the Common Stock, giving effect to such exercise.

This statement is filed on behalf of The Pinnacle Fund, L.P. (“Pinnacle”) and Barry M. Kitt. Pinnacle Advisers, L.P. (“Advisers”) is the general partner of Pinnacle. Pinnacle Fund Management, LLC (“Management”) is the general partner of Advisers. Mr. Kitt is the sole member of Management. Mr. Kitt may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Pinnacle. Mr. Kitt expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by Pinnacle.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

SCHEDULE 13G
CUSIP NO. 20741M103	Page 6 of 7

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP NO. 20741M103	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2008
THE PINNACLE FUND, L.P.

By:	Pinnacle Advisers, L.P., its general partner

By:	Pinnacle Fund Management, LLC, its general partner

By:	/s/Barry M. Kitt
Barry M. Kitt, its sole member

/s/Barry M. Kitt
Barry M. Kitt